UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

StepStone Private Markets

(Name of Subject Company (Issuer))

StepStone Private Markets

(Name of Filing Person(s))

Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Dean Caruvana

StepStone Group Private Wealth LLC

128 S. Tryon Street, Suite 1600

Charlotte, NC 28202

704-215-4300

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Ryan P. Brizek, Esq.	Bissie K. Bonner, Esq.
Simpson Thacher & Bartlett LLP	Simpson Thacher & Bartlett LLP
900 G Street, N.W.	425 Lexington Avenue
Washington, DC 20001	New York, NY 10017

August 11, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on August 11, 2026 by StepStone Private Markets (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of beneficial interest (“Shares”) in an amount up to 5% of the outstanding shares of the Fund on the terms and subject to the conditions set forth in the Offer to Purchase and the related Form of Letter of Transmittal. Copies of the Offer to Purchase and Form of Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively, to the Statement on August 11, 2026.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares or a portion thereof, for purchase were required to submit their tenders by 4:00 p.m., Eastern Time, on September 15, 2026.

2. Valuation Date of the Shares tendered pursuant to the Offer was September 15, 2026.

3. The net asset value of the Shares tendered pursuant to the Offer were calculated as of September 15, 2026 in the amount of $124,757,038.98 for Class I Shares, $783,621.62 for Class D Shares, and $20,886,377.48 for Class S Shares.

4. The payment of the purchase price of the Shares or portions of Shares tendered was made to each of the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The Fund paid the Shareholders 100% of the Shareholder’s unaudited net asset value of the Shares tendered. The payments were remitted to the account designated by each Shareholder in their Letter of Transmittal on September 17, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

STEPSTONE PRIVATE MARKETS

By:	/s/ Dean Caruvana
Name: Dean Caruvana
Title: Secretary
Date: September 23, 2026